October 9, 2012

VIA EDGAR

Mellissa Campbell Duru, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Heska Corporation
Schedule 13E-3 filed September 25, 2012
File No. 005-51279

Dear Ms. Duru:

Heska Corporation, a Delaware corporation, has filed Amendment No. 1 to its Schedule 13E-3 (File No. 005-51279), which was originally filed with the Securities and Exchange Commission on September 25, 2012 and which amended and restated Heska’s tender offer statement on Schedule TO filed on August 27, 2012. The Schedule 13E-3 relates to Heska’s tender offer to purchase for cash all shares of its common stock held by stockholders who owned 99 or fewer shares as of the close of business on August 21, 2012.

This letter sets forth our responses to comments received from the staff of the Division of Corporation Finance of the Commission by letter dated September 28, 2012, with respect to the issuer’s odd-lot tender offer, and indicates changes that were made to the offer to purchase in response to the staff’s comments. For convenience of reference, each response is prefaced by the text of the staff’s corresponding comment in bold text. Page numbers in the responses correspond to the Amended Offer to Purchase filed as Exhibit (a)(1)(i) to Amendment No. 1 to the Schedule 13E-3.

Before I respond to specific comments, I think it is wise to reiterate some general principles which I mentioned in my last response to you. First, the maximum number of shares which may be purchased under this transaction are less than 1% of total shares outstanding and the total maximum amount which may be expended by Heska is less than

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

October 9, 2012

1% of both market value and book value. Considering fairness in regard to non-tendering shareholders, including non-tendering unaffiliated shareholders, becomes a fleeting concept with figures this small. Second, our focus on fairness to non-tendering shareholders, including non-tendering unaffiliated shareholders, is largely based on assets remaining within the corporation. In both cases, as any tendering shareholders have discretion to accept or reject the offer and are not to be subject to coercive participation, we believe the transaction is procedurally fair to tendering shareholders.

Please let me turn now to even more specific responses to each of your comments.

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General

1.	Comment: Refer to the first sentence of the Introduction to the Schedule 13e-3. Your amendments are being made to the Offer to Purchase versus the Schedule TO. Please refer to amendments to the Offer to Purchase to avoid further confusion.

Response: Heska has revised the language it used in the Introduction to comply with this comment.

2.	Comment: Further to our comment above. Please make all subsequent changes in response to the following comments in a cohesive revised Offer to Purchase that reflects all the changes to date and attach the revised offer to purchase as an exhibit. Advise us of whether you plan to redistribute a revised offer to purchase that reflects the cumulative changes.

Response: Heska has made all changes in response to these staff comments in a cohesive revised Amended Offer to Purchase that reflects all the changes to date and has attached the revised Amended Offer to Purchase as Exhibit (a)(1)(i) to Amendment No. 1 to its Schedule 13E-3 (File No. 005-51279) in compliance with this comment. Consistent with its prior disclosure on pages 5 and 13 of the original Offer to Purchase and on pages 5 and 16 of the Amended Offer to Purchase, and as is customary for tender offers generally and odd-lot tender offers specifically, Heska intends to communicate all changes to its offer by issuing a press release designed to inform all stockholders of any such changes. Such press release will also specifically refer the reader to the Amended Offer to Purchase on file with the Commission. Heska respectfully submits that a press release is a more effective means to disseminate and highlight any changes to the offer. Heska will make a copy of the Amended Offer to Purchase available to interested stockholders upon request.

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

October 9, 2012

Item 2. Subject Company Information

3.	Comment: Please update the disclosure regarding securities outstanding as of the most reasonable practicable date. Refer to Item 1002(b) of Regulation M-A.

Response: Heska has revised the disclosure on page 20 of the Amended Offer to Purchase and under Item 2(b) of the Schedule 13E-3 to comply with this comment.

Item 8. Fairness of the Transaction.

4.	Comment: We refer to your responses to prior comment 6 of our letter dated September 5, 2012. Revise your disclosure to include the information provided in your response regarding the absence of any quantitative analysis by the Board in determining the initial offer price. Supplement your disclosure to address whether specific aspects of the company’s performance and/or other quantitative analysis led the Board to revising its offer price to $9.50 per share.

Response: Heska has revised the disclosure on page 13 of the Amended Offer to Purchase to comply with this comment.

5.	Comment: Please supplement the discussion on fairness to describe the deliberations undertaken and reasons why the Board decided to revise the offer price and how it determined that the revised price of $9.50 was fair to unaffiliated shareholders. Describe the range of price revisions, if any, discussed and the reasons for the rejection. If no other prices were discussed explain how the Board chose $9.50.

Response: Heska has revised the disclosure on page 12 of the Amended Offer to Purchase to comply with this comment.

6.	Comment: Refer to your response to prior comment 8. Explain how the Board concluded the price was a “fair and motivating price, including an explanation of how the Board reached the same conclusion with respect to the revised price.

Response: Heska respectfully advises the staff that its disclosure has been revised in prior amendments to eliminate the phrase “fair and motivating” to ensure consistent terminology throughout the documents in this context. The original and new offering prices each represented a modest premium to market price when made. Heska had originally offered a per share purchase price of $8.50, which represented a $0.47, or 5.8%, premium over the last share sales price of its common stock ($8.03) as reported on the Nasdaq Stock Market prior to the close of business on the record date. When the current market price per share of common stock as reported on the Nasdaq Stock Market increased over the initial offer price, however, the board of directors believed that eligible shareholders would be less likely to consider participating in the offer, in particular if, for

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

October 9, 2012

example, they were not aware of the difficulty they might encounter if they were to attempt to sell their shares through a broker. Accordingly, the board of directors approved an increased purchase price per share in the offer to $9.50. This price represents a premium of $0.48, or 5.3%, over the last share sales price of Heska’s common stock as reported on the Nasdaq Stock Market prior to the close of business on September 21, 2012 ($9.02), a similar premium to the then-current market price that was originally offered. In this circumstance, Heska’s board believes market prices are useful in considering fairness and that offering a premium to such prices is useful in motivating eligible stockholders to participate in the tender offer. Heska has revised the disclosure on pages 11, 12 and 13 of the Amended Offer to Purchase in response to this staff comment.

7.	Comment: In your response to comment 8, you refer to the Board’s consideration, in part, of market conditions, which “typically change every trading day”. Which market conditions did the Board consider and which specific day-to-day changes resulted in the determination of the initial and revised offer prices? Is there a range of premiums above market that the Board considers suitable for purposes of determining an offer price to be “fair and motivating”? Please expand upon the conclusory statements referenced in your response and provide further clarity in your disclosure. Refer generally to Instruction 3 to Item 1014 of Regulation M-A.

Response: Heska supplementally advises the staff that its Board specifically considered the market prices for Heska’s common stock, which generally change each trading day. Heska’s board was aware that general market conditions, such as concerns related to the European debt crisis, may have an impact on the trading in Heska’s stock but did not specifically discuss general market conditions in its deliberations. Heska’s board specifically considered the last available closing price as well as the prior year’s high and low closing prices in determining the original offer price. Heska’s board specifically considered the last available closing price as well as market prices subsequent to the announcement of the original offer price in determining the revised offer price. The board did not specifically discuss a range of premiums above market it would consider appropriate to determine an offer price as “fair and motivating,” although the premiums ultimately chosen were similar — 47 cents, or 5.8%, for the original offering price and 48 cents, or 5.3%, for the revised offering price. To the extent deemed material to an investment decision and not misleading for being unnecessarily lengthy, Heska has revised the disclosure on pages 11, 12 and 13 of the Amended Offer to Purchase to comply with this comment.

8.	Comment: We refer to your response to prior comment 9. As done in your response, disclose how the Board considered historical market prices in determining the offer purchase price and confirm whether the same considerations were undertaken when the Board determined the revised offer price.

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

October 9, 2012

Response: Heska has revised the disclosure on pages 12 and 13 of the Amended Offer to Purchase to comply with this comment.

Item 16. Exhibits.

9.	Comment: Please include a distinct reference to Amendment No.1 to the Offer to Purchase filed on September 14, 2012 and list it as a distinct Exhibit to Schedule 13e-3.

Response: Heska has revised its disclosure to comply with this comment.

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Heska Corporation acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Schedule 13E-3; and (iii) Heska Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Jason A. Napolitano, Executive Vice President and Chief Financial Officer, who can be reached at (970) 493-7272, extension 4105.

Very truly yours,

HESKA CORPORATION

By:	/s/ Jason A. Napolitano
Jason A. Napolitano
Executive Vice President and Chief
Financial Officer

Enclosures

cc: Scott A. Berdan, Holland & Hart LLP